

**CAPITOL FEDERAL® FINANCIAL, INC.**

**NEWS RELEASE**

**FOR IMMEDIATE RELEASE**

**July 17, 2013**

# CAPITOL FEDERAL FINANCIAL, INC.
# ANNOUNCES QUARTERLY DIVIDEND

Topeka, KS – Capitol Federal® Financial, Inc. (Nasdaq: CFFN) (the "Company") announced today that its Board of Directors has declared a quarterly cash dividend of $0.075 per share on outstanding CFFN common stock.

The dividend is payable on August 16, 2013 to stockholders of record as of the close of business on August 2, 2013.

The Company will release financial results for the quarter ended June 30, 2013 on July 29, 2013 before the market opens. The Company's Form 10-Q for the quarter ended June 30, 2013 will be filed with the Securities and Exchange Commission ("SEC") on or about August 5, 2013.

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank, which operates 46 branch offices in Kansas and Missouri. News and other information about the Company can be found on the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

| | |
|---|---|
| Jim Wempe | Kent Townsend |
| Vice President | Executive Vice President, |
| Investor Relations | Chief Financial Officer and Treasurer |
| 700 S Kansas Ave | 700 S Kansas Ave |
| Topeka, KS 66603 | Topeka, KS 66603 |
| (785) 270-6055 | (785) 231-6360 |
| jwempe@capfed.com | ktownsend@capfed.com |